LAWRENCE T. BELL
General Counsel
T 651.293.2981
F 651.293.2471
C 651.270.1007

March 11, 2009

Ms. Pamela Long

Assistant Director

United States Securities and Exchange Commission

Washington, D.C. 20549-7010

RE:	Ecolab Inc.
Form 10-K for Fiscal Year Ended December 31, 2007
Proxy Statement on Schedule 14A Filed on March 19, 2008
File No. 1-09328

Dear Ms. Long:

This letter is written in response to the staff’s comment letter dated February 25, 2009 on the Company’s Form 10-K for the year ended December 31, 2007 and the Company’s Proxy Statement on Schedule 14A filed on March 19, 2008.  For ease of reference, we have included the staff’s comment along with our response to assist in the review process.

Definitive Proxy Statement on Schedule 14A

Compensation Discussion & Analysis, page 25

SEC Comment:

1.                                      We have considered your response to prior comment 4 and your request for confidential treatment.  It is unclear how disclosure of these targets would provide competitive harm, especially since the prior fiscal year for which the targets applied has passed and the actual financial results for that fiscal year are available.  Please either disclose your historical incentive targets in future filings or provide us with a more detailed description of each target to be excluded as well as your analysis of why you believe that disclosure of each target would result in competitive harm.  For example, for each named executive officer, please specify his or her targets and provide a more detailed explanation of how disclosure of these targets would cause you competitive harm, including an explanation of how the specific competitive advantage would be attained through disclosure of these targets, addressing the fact that the targets relate to a past fiscal year.

Response

In future filings, Ecolab will disclose our business unit performance targets to the extent we have such targets and they are material.

We acknowledge that we are responsible for the adequacy and accuracy of the disclosure in the filings, that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing, and that we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

On behalf of Ecolab Inc., I thank you for your consideration of our response.  Should the staff have further questions or comments or need any further information or clarification, please do not hesitate to contact me or Sarah Erickson, Associate General Counsel — Corporate and Assistant Secretary if further discussion would be helpful.

Sincerely,

/s/Lawrence T. Bell
Lawrence T. Bell
General Counsel

c:	Sherry Haywood, Staff Attorney (via facsimile)